Exhibit 12.2
American Airlines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

Nine Months Ended September 30, 2017
Income before income taxes	$2,784
Add: Total fixed charges (per below)	1,518
Less: Interest capitalized	(36)
Total earnings before income taxes	$4,266
Fixed charges:
Interest	$774
Portion of rental expense representative of the interest factor	744
Total fixed charges	$1,518
Ratio of earnings to fixed charges	2.8